FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of May 2024

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Summary of Financial Statements for the Fiscal Year Ended March 31, 2024
99.1	Financial Appendix

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 9, 2024	By:	/s/ Norimasa Takeda
Norimasa Takeda
Chief Accounting Officer and Corporate Controller

Summary of Financial Statements for the Fiscal Year Ended March 31, 2024 (IFRS, Consolidated)
May 9, 2024

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Fukuoka, Sapporo
TSE Code:	4502	URL: https://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Christopher O'Reilly	Telephone: +81-3-3278-2306	Email: takeda.ir.contact@takeda.com
Global Head of IR, Global Finance
Scheduled date of annual general meeting of shareholders: June 26, 2024
Scheduled date of securities report submission: June 26, 2024
Scheduled date of dividend payment commencement: June 27, 2024
Supplementary materials for the financial statements: Yes
Presentation to explain for the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Fiscal Year Ended March 31, 2024 (April 1, 2023 to March 31, 2024)
(1)Consolidated Operating Results

	(Percentage figures represent changes over the previous fiscal year)
	Revenue		Operating profit		Profit before tax		Net profit for the year		Net profit attributable to owners of the Company
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
For the Fiscal Year Ended March 31, 2024	4,263,762	5.9	214,075	(56.4)	52,791	(85.9)	144,197	(54.5)	144,067	(54.6)
For the Fiscal Year Ended March 31, 2023	4,027,478	12.8	490,505	6.4	375,090	24.0	317,038	37.7	317,017	37.8

	Total comprehensive income for the year		Basic earnings per share		Diluted earnings per share		Return on equity attributable to owners of the Company		Ratio of profit before income taxes to total assets
	(Million JPY)	(%)	(JPY)		(JPY)		(%)		(%)
For the Fiscal Year Ended March 31, 2024	1,139,206	25.0	92.09		91.16		2.1		0.4
For the Fiscal Year Ended March 31, 2023	911,574	10.6	204.29		201.94		5.3		2.8

	Ratio of operating profit to revenue		Core Revenue		Core Operating Profit		Core EPS
	(%)		(Billion JPY)	(%)	(Billion JPY)	(%)	(JPY)
For the Fiscal Year Ended March 31, 2024	5.0		4,263.8	5.9	1,054.9	(11.2)	484
For the Fiscal Year Ended March 31, 2023	12.2		4,027.5	17.7	1,188.4	24.4	558
(Reference) Share of loss of investments accounted for using the equity method:
For the Fiscal Year Ended March 31, 2024 6,473 million JPY For the Fiscal Year Ended March 31, 2023 (8,630) million JPY

(2)Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of March 31, 2024	15,108,792	7,274,005	7,273,264	48.1	4,635.56
As of March 31, 2023	13,957,750	6,354,672	6,354,122	45.5	4,087.49

(3)Consolidated Cash Flows

	Net cash from (used in) operating activities (Million JPY)	Net cash from (used in) investing activities (Million JPY)	Net cash from (used in) financing activities (Million JPY)	Cash and cash equivalents at the end of the year (Million JPY)
For the Fiscal Year Ended March 31, 2024	716,344	(463,862)	(354,416)	457,800
For the Fiscal Year Ended March 31, 2023	977,156	(607,102)	(709,148)	533,530

2. Dividends

	Annual dividends per share (JPY)					Total Dividends (Million JPY)	Dividend Pay-out ratio (%) (Consolidated)	Ratio of dividends to net assets (%) (Consolidated)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
For the Fiscal Year Ended March 31, 2023	—	90.00	—	90.00	180.00	280,949	88.1	4.6
For the Fiscal Year Ended March 31, 2024	—	94.00	—	94.00	188.00	296,078	204.2	4.3
For the Fiscal Year Ending March 31, 2025 (Projection)	—	98.00	—	98.00	196.00		—

3.	Forecasts for Consolidated Operating Results for the Fiscal Year Ending March 31, 2025 (April 1, 2024 to March 31, 2025)

	(Percentage figures represent changes over the previous fiscal year)
	Revenue		Operating profit		Profit before taxes		Net profit attributable to owners of the Company		Basic earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2025	4,350,000	2.0	225,000	5.1	55,000	4.2	58,000	(59.7)	36.70

Forecasts for Core financial measures are shown below.
	(Percentage figures represent changes over the previous fiscal year)
	Core Revenue		Core Operating Profit		Core EPS
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2025	4,350,000	2.0	1,000,000	(5.2)	431
The definition of Core financial measures is stated in “Definition of Core Financial Measures, Constant Exchange Rate Change, Free Cash Flow, and U.S. Dollar Convenience Translations” in the Financial Appendix.

4.	Management Guidance (Constant Exchange Rate basis) for the Fiscal Year Ending March 31, 2025
Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance.

Change at CER	Core Revenue	Core Operating Profit	Core EPS
	(%)	(%)	(%)
For the Fiscal Year Ending March 31, 2025	Flat to slightly declining	Approx 10% decline	Mid-10s% decline
The definition of Constant Exchange Rate change is stated in “Definition of Core Financial Measures, Constant Exchange Rate Change, Free Cash Flow, and U.S. Dollar Convenience Translations” in the Financial Appendix.

▪Additional Information

(1) Changes in significant subsidiaries during the period	:	No
(changes in specified subsidiaries resulting in the change in the consolidation scope)

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	:	No
2) Changes in accounting policies other than 1)	:	No
3) Changes in accounting estimates	:	No

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at year end:
March 31, 2024		1,582,418,725 shares
March 31, 2023		1,582,296,025 shares

2) Number of shares of treasury stock at year end:
March 31, 2024		13,405,261 shares
March 31, 2023		27,767,213 shares

3) Average number of outstanding shares (for the fiscal year ended March 31):
March 31, 2024		1,564,450,432 shares
March 31, 2023		1,551,808,600 shares

(Reference) Summary of Unconsolidated Results
Summary of Unconsolidated Results for the Fiscal Year Ended March 31, 2024 (April 1, 2023 - March 31, 2024)

(1) Unconsolidated Operating Results
(Percentage figures represent changes over the previous fiscal year)
	Net sales		Operating income		Ordinary income
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
For the Fiscal Year Ended March 31, 2024	595,575	(5.8)	48,070	(64.7)	286,399	(15.8)
For the Fiscal Year Ended March 31, 2023	632,137	(17.3)	136,140	(53.6)	340,122	(38.3)

	Net income		Earnings per share		Fully diluted earnings per share
	(Million JPY)	(%)	(JPY)		(JPY)
For the Fiscal Year Ended March 31, 2024	338,874	2.5	216.60		216.56
For the Fiscal Year Ended March 31, 2023	330,649	1.9	213.06		213.05

(2) Unconsolidated Financial Position
	Total assets (Million JPY)	Net assets (Million JPY)	Shareholders' equity ratio (%)	Shareholders' equity per share (JPY)
As of March 31, 2024	9,756,319	4,088,198	41.9	2,604.87
As of March 31, 2023	9,407,303	4,206,219	44.7	2,704.87
(Reference) Shareholders' equity As of March 31, 2024     4,087,087 million JPY
                As of March 31, 2023    4,205,031 million JPY

▪This summary of financial statements is exempt from audit procedures
▪Note to ensure appropriate use of forecasts and guidance, and other noteworthy items

•	Takeda has adopted International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•	All forecasts and management guidance in this document are based on information currently available and assumptions to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecasts or guidance to be revised, Takeda will disclose it in a timely manner.

•
For details of the forecasts for consolidated operating results and the management guidance, please refer to "1. Financial Highlights for the Fiscal Year Ended March 31, 2024 (5) Outlook for the Fiscal Year Ending March 31, 2025" on page 12.

•
Supplementary materials for the financial statements including the Quarterly Financial Report and Earnings Presentation of the conference call on May 9, 2024 and its audio will be promptly posted on Takeda’s website.

(Takeda Website):
https://www.takeda.com/investors/financial-results/

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)
Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)
1. Financial Highlights for the Fiscal Year Ended March 31, 2024
(1) Business Performance
(i) Business Overview
Takeda is a global, values-based, R&D-driven biopharmaceutical company with a diverse portfolio, engaged primarily in the research, development, production and global commercialization of pharmaceutical products. Takeda focuses on six key business areas: Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”)*1, Oncology, Vaccines*2 and Neuroscience. Our R&D efforts are focused on three core therapeutic areas: Gastrointestinal and Inflammation, Neuroscience and Oncology. We also make targeted R&D investments in PDT and Vaccines. We focus on developing innovative medicines that make a difference in people’s lives by advancing the frontier of new treatment options and leveraging our collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. We focus on the high unmet medical need, both in rare and more prevalent conditions, to deliver high-quality medicines and vaccines to patients and communities as quickly as possible. We have a presence in approximately 80 countries and regions, a network of manufacturing sites around the world, and major research centers in Japan and the United States.
Over the past several years, we have extended our global reach, strengthened our presence in GI, Oncology and Neuroscience, and established a leading position in Rare Diseases and PDT, while adding potential best-in-class or first-in-class assets to our R&D pipeline. Commercially, we have significantly strengthened our presence in the United States, Europe, and Growth and Emerging Markets. We have also accelerated our focus on data, digital and technology to make our business operations more effective and efficient, increase innovation and better serve our stakeholders.
*1 Starting from the fiscal year ending March 31, 2025 (FY2024), “Plasma-Derived Therapies” replaces the previous category of “PDT Immunology”, and now includes all plasma-derived products including those previously categorized within “Rare Diseases” (e.g., FEIBA, CINRYZE).
*2 Starting from FY2024, “Vaccines” is now presented as a separate key business area (previously included in “Others”), reflecting the strategic focus on our dengue vaccine, QDENGA.

(ii) Consolidated Financial Results (April 1, 2023 to March 31, 2024)

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
			AER		CER
	2023	2024	Amount of Change	% Change	% Change
Revenue	4,027.5	4,263.8	236.3	5.9%	1.5%
Cost of sales	(1,244.1)	(1,426.7)	(182.6)	14.7%	9.8%
Selling, general and administrative expenses	(997.3)	(1,053.8)	(56.5)	5.7%	0.9%
Research and development expenses	(633.3)	(729.9)	(96.6)	15.3%	8.4%
Amortization and impairment losses on intangible assets associated with products	(542.4)	(652.1)	(109.7)	20.2%	12.2%
Other operating income	25.4	19.4	(6.0)	(23.8)%	(26.3)%
Other operating expenses	(145.2)	(206.5)	(61.3)	42.2%	34.5%
Operating profit	490.5	214.1	(276.4)	(56.4)%	(50.3)%
Finance income and (expenses), net	(106.8)	(167.8)	(61.0)	57.1%	78.3%
Share of profit (loss) of investments accounted for using the equity method	(8.6)	6.5	15.1	―	―
Profit before tax	375.1	52.8	(322.3)	(85.9)%	(84.1)%
Income tax (expenses) benefit	(58.1)	91.4	149.5	―	―
Net profit for the year	317.0	144.2	(172.8)	(54.5)%	(57.0)%
In this section, when comparing results to the previous fiscal year, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. For additional information on CER %, see "Definition of Core Financial Measures, Constant Exchange Rate Change, Free Cash Flow, and U.S. Dollar Convenience Translations" in the Financial Appendix.
Revenue
Revenue for the fiscal year ended March 31, 2024 was JPY 4,263.8 billion (JPY +236.3 billion and +5.9% AER, +1.5% CER).

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)
The increase is primarily attributable to favorable foreign exchange rates and growth from business momentum of Plasma-Derived Therapies (“PDT”) Immunology, Gastroenterology (“GI”), Rare Diseases and Oncology. The increase in these business areas was offset by the decrease in Neuroscience. Revenue outside of these key business areas decreased mainly due to the decline in sales of AZILVA (for hypertension), which were JPY 33.6 billion (JPY -39.3 billion and -53.9% AER, -53.9% CER) and impacted by generic entrants in Japan, as well as the lower revenue contribution from COVID-19 vaccines in Japan.
Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
			AER		CER
Revenue:	2023	2024	Amount of Change	% Change	% Change
Japan	512.0	451.4	(60.7)	(11.8)%	(12.1)%
United States	2,103.8	2,195.7	91.9	4.4%	(2.2)%
Europe and Canada	842.7	966.8	124.2	14.7%	4.5%
Asia (excluding Japan)	225.0	261.2	36.2	16.1%	12.1%
Latin America	160.4	198.1	37.7	23.5%	48.4%
Russia/CIS	88.4	72.6	(15.8)	(17.9)%	(6.5)%
Other*1	95.2	117.9	22.7	23.9%	32.6%
Total	4,027.5	4,263.8	236.3	5.9%	1.5%
*1 Other includes the Middle East, Oceania and Africa.

Revenue by Business Area
The following shows revenue by business area:

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
			AER		CER
Revenue:	2023	2024	Amount of Change	% Change	% Change
GI	1,094.5	1,216.2	121.7	11.1%	4.7%
Rare Diseases *1	723.4	770.7	47.3	6.5%	4.1%
Rare Hematology	304.7	305.3	0.6	0.2%	(2.9)%
Rare Genetics and Other	418.7	465.4	46.7	11.1%	9.2%
PDT Immunology *1	678.4	818.6	140.1	20.7%	14.4%
Oncology	438.7	462.4	23.6	5.4%	2.5%
Neuroscience	637.7	627.0	(10.7)	(1.7)%	(7.8)%
Other *1	454.6	368.9	(85.7)	(18.8)%	(17.7)%
Total	4,027.5	4,263.8	236.3	5.9%	1.5%

*1 Starting from the fiscal year ending March 31, 2025 (FY2024), “Plasma-Derived Therapies” replaces the previous category of “PDT Immunology”, and includes all plasma-derived products including those previously categorized within “Rare Diseases” (e.g., FEIBA, CINRYZE). “Vaccines” is presented as a separate key business area (previously included in “Others”), reflecting the strategic focus on our dengue vaccine, QDENGA.
If the new categories are applied, revenue from “Rare Disease” is JPY 688.4 billion for FY2023 and JPY 639.8 billion for FY2022, revenue from “Plasma-Derived Therapies” is JPY 903.7 billion for FY2023 and JPY 765.4 billion for FY2022, revenue from “Vaccines” is JPY 50.4 billion for FY2023, and JPY 78.7 billion for FY2022, revenue from “Others” is JPY 315.7 billion for FY2023 and JPY 372.7 billion for FY2022.

Year-on-year change in revenue for this fiscal year in each of our main business areas was primarily attributable to the following products:
•In GI, revenue was JPY 1,216.2 billion (JPY +121.7 billion and +11.1% AER, +4.7% CER).
Sales of ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease) were JPY 800.9 billion (JPY +98.2 billion and +14.0% AER, +6.6% CER). Sales in the U.S. were JPY 546.1 billion (JPY +54.2 billion and +11.0% AER). The increase was due to favorable foreign exchange rates and demand in the first line biologic inflammatory bowel disease (“IBD”) population primarily in UC. Sales in Europe and Canada were JPY 195.8 billion (JPY +33.4 billion and +20.5% AER), supported by favorable foreign exchange rates and continued launches of the subcutaneous formulation.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)
Sales of GATTEX/REVESTIVE (for short bowel syndrome) were JPY 119.3 billion (JPY +26.2 billion and +28.1% AER, +22.7% CER). The increase was primarily due to increased demand in the U.S., Europe and Japan, expansion activities (infant indication label expansion and geographic expansion), and favorable exchange rates.
Sales of TAKECAB/VOCINTI (for acid-related diseases) were JPY 118.5 billion (JPY +9.8 billion and +9.0% AER, +8.2% CER). The increase was primarily due to increased sales in Japan and the Growth and Emerging Markets including Brazil and China.
Sales of DEXILANT (for acid reflux disease) were JPY 45.3 billion (JPY -24.1 billion and -34.7% AER, -39.6% CER). The decrease was due to the loss of exclusivity and the termination of the authorized generics program in the U.S.
•In Rare Diseases, revenue was JPY 770.7 billion (JPY +47.3 billion and +6.5% AER, +4.1% CER).
Revenue of Rare Hematology was JPY 305.3 billion (JPY +0.6 billion and +0.2% AER, -2.9% CER).
Sales of ADVATE (for hemophilia A) were JPY 122.9 billion (JPY +4.7 billion and +4.0% AER, +1.1% CER). The increase was attributable to favorable foreign exchange rates as well as sales increase in the Growth and Emerging Markets such as Brazil and China.
Sales of VONVENDI (for von Willebrand disease) were JPY 16.2 billion (JPY +4.0 billion and +32.5% AER, +23.1% CER). The increase was primarily due to increased demand in the U.S.
Sales of FEIBA (for hemophilia A and B) were JPY 40.5 billion (JPY -0.7 billion and -1.8% AER, -5.3% CER). The decrease was mainly due to competition in Brazil.
Sales of RECOMBINATE (for hemophilia A) were JPY 12.1 billion (JPY -0.7 billion and -5.6% AER, -11.8% CER). The decrease was mainly due to weaker demand in the U.S. attributable to increased adoption of next generation therapies.
Decrease in revenue of other rare hematology products largely offset the net increase of the above products.
Revenue of Rare Genetics and Other was JPY 465.4 billion (JPY +46.7 billion and +11.1% AER, +9.2% CER).
Sales of TAKHZYRO (for hereditary angioedema) were JPY 178.7 billion (JPY +26.9 billion and +17.7% AER, +11.6% CER). The continued growth was attributable to sustained launch momentum, expansion into new patient populations such as pediatrics, rising diagnosis rates, the growth of the prophylactic market, and favorable exchange rates.
Sales of LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease) were JPY 19.1 billion (JPY +8.6 billion and +81.7% AER, +68.7% CER). The increase was primarily attributable to strong launch performance and fast uptake in the U.S., complemented by continued geographical expansion in Europe and positive market access trends.
Sales of enzyme replacement therapy REPLAGAL (for fabry disease) were JPY 73.6 billion (JPY +6.8 billion and +10.2% AER, +15.1% CER). The increase was primary due to strong demand in the Growth and Emerging Markets.
Sales of enzyme replacement therapy ELAPRASE (for Hunter syndrome) were JPY 91.6 billion (JPY +6.2 billion and +7.3% AER, +7.3% CER). The increase was primarily due to strong demand in the Growth and Emerging Markets.
•In PDT Immunology, revenue was JPY 818.6 billion (JPY +140.1 billion and +20.7% AER, +14.4% CER).
Aggregate sales of immunoglobulin products were JPY 644.6 billion (JPY +122.4 billion and +23.4% AER, +16.8% CER). Sales of each of our three global immunoglobulin brands marked double digit percentage of revenue growth, due to continued strong demand globally and growing supply, as well as favorable foreign exchange rates. Those include GAMMAGARD LIQUID/KIOVIG (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)), and subcutaneous immunoglobulin therapies (CUVITRU and HYQVIA) which are growing due to their benefit to patients and convenience in administration compared to intravenous therapies.
Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (both primarily used for hypovolemia and hypoalbuminemia) were JPY 134.0 billion (JPY +12.5 billion and +10.3% AER, +5.9% CER). The increase was primarily driven by strong albumin demand in China.
•In Oncology, revenue was JPY 462.4 billion (JPY +23.6 billion and +5.4% AER, +2.5% CER).
Sales of ADCETRIS (for malignant lymphomas) were JPY 109.4 billion (JPY +25.5 billion and +30.4% AER, +31.3% CER). The increase was led by strong growth in Growth and Emerging Markets and Europe.
Sales of FRUZAQLA (for colorectal cancer), which newly launched in November 2023 in the U.S., were JPY 10.1 billion.
Sales of ALUNBRIG (for non-small cell lung cancer) were JPY 28.5 billion (JPY +8.0 billion and +38.8% AER, +35.3% CER). The increase benefited from strong demand across all regions.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)
Sales of ICLUSIG (for leukemia) were JPY 54.7 billion (JPY +7.5 billion and +15.9% AER, +7.5% CER). The increase was due to favorable foreign exchange rates and higher demand in the U.S.
Sales of VELCADE (for multiple myeloma) were JPY 5.5 billion (JPY -22.2 billion and -80.0% AER, -81.3% CER). The decrease was due to generic erosion in the U.S.
Sales of NINLARO (for multiple myeloma) were JPY 87.4 billion (JPY -5.3 billion and -5.7% AER, -9.2% CER). The decrease was due to intensified competition and decreased demand mainly in the U.S, partially aided by favorable foreign exchange rates.
•In Neuroscience, revenue was JPY 627.0 billion (JPY -10.7 billion and -1.7% AER, -7.8% CER).
Sales of VYVANSE/ELVANSE (for attention deficit hyperactivity disorder (“ADHD”)) were JPY 423.2 billion (JPY -36.1 billion and -7.9% AER, -14.1% CER). The decrease was due to multiple generic entrants in the U.S. starting from August 2023, with the growth of the adult market in Europe and favorable foreign exchange rates partially offset the negative impacts.
Sales of ADDERALL XR (for ADHD) were JPY 41.8 billion (JPY +13.2 billion and +46.0% AER, +36.6% CER). The increase was primarily due to a shortage of generic versions of the instant release formulation marketed by competitors in the U.S. and favorable foreign exchange rates.
Sales of INTUNIV (for ADHD) were JPY 33.6 billion (JPY +17.2 billion and +105.2% AER, +100.8% CER). The increase was primarily due to the buy-back of full rights in Japan effective in April 2023.
Cost of Sales
Cost of Sales was JPY 1,426.7 billion (JPY +182.6 billion and +14.7% AER, +9.8% CER). The increase was primarily due to revenue growth in our key business areas with a change in product mix and the depreciation of Japanese yen as compared to the fiscal year ended March 31, 2023. This was partially offset by a decrease in non-cash charges related to the unwind of the fair value step up on acquired inventories recognized in connection with the acquisition of Shire plc (“Shire”).
Selling, General and Administrative (SG&A) Expenses
SG&A expenses were JPY 1,053.8 billion (JPY +56.5 billion and +5.7% AER, +0.9% CER). The increase was mainly due to the depreciation of Japanese yen and investments in Data, Digital and Technology ("DD&T") partially offset by various cost efficiencies.
Research and Development (R&D) Expenses
R&D expenses were JPY 729.9 billion (JPY +96.6 billion and +15.3% AER, +8.4% CER). The increase was mainly due to various investments in pipeline programs and the depreciation of Japanese yen.
Amortization and Impairment Losses on Intangible Assets Associated with Products
Amortization and Impairment Losses on Intangible Assets Associated with Products was JPY 652.1 billion (JPY +109.7 billion and +20.2% AER, +12.2% CER). The increase was mainly due to an increase in impairment charges for certain assets related to in-process R&D and marketed products and an increase of amortization expenses due to the depreciation of Japanese yen. JPY 130.6 billion impairment losses recorded in the fiscal year ended March 31, 2024 primarily includes JPY 74.0 billion impairment charges for ALOFISEL (for complex Crohn's perianal fistulas) following topline results of the phase 3 ADMIRE-CD II trial, JPY 28.5 billion impairment charges following a decision to voluntarily withdraw EXKIVITY (for non-small cell lung cancer) globally, and other impairment charges for certain in-process R&D assets including those related to TAK-007 and modakafusp alfa (TAK-573) in Oncology as results of decisions to terminate those programs. The increase was partially offset by a reversal of impairment loss of JPY 35.7 billion related to the approval of EOHILIA, a therapy for eosinophilic esophagitis (EoE), by the U.S. Food and Drug Administration (FDA) in February 2024.
Other Operating Income
Other Operating Income was JPY 19.4 billion (JPY -6.0 billion and -23.8% AER, -26.3% CER).
Other Operating Expenses
Other Operating Expenses were JPY 206.5 billion (JPY +61.3 billion and +42.2% AER, +34.5% CER). The increase was primarily driven by increases of restructuring expenses, additional losses recorded for the supply agreement litigation with AbbVie, Inc. ("AbbVie") in the fiscal year ended March 31,2024 and changes in the fair value of financial assets and liabilities associated with contingent consideration arrangements mainly from XIIDRA and EOHILIA.
Operating Profit
As a result of the above factors, Operating Profit was JPY 214.1 billion (JPY -276.4 billion and -56.4% AER, -50.3% CER).

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)
Net Finance Expenses
Net Finance Expenses were JPY 167.8 billion (JPY +61.0 billion and +57.1% AER, +78.3% CER). The increase was primarily due to a decrease in financial income reflecting gains from acquisitions of prior equity method companies and a positive impact from the remeasurement of warrants to purchase stocks of the company held by Takeda recorded in the fiscal year ended March 31, 2023, as well as an increase in financial expenses in the fiscal year ended March 31, 2024 due to factors including interest recorded for the supply agreement litigation with AbbVie and increased expense on hyperinflation accounting.
Share of Profit (Loss) of Investments Accounted for Using the Equity Method
Share of Profit of Investments Accounted for Using the Equity Method was JPY 6.5 billion (JPY +15.1 billion, compared to Share of Loss of Investments Accounted for Using the Equity Method of JPY 8.6 billion in the fiscal year ended March 31, 2023).
Income Tax (Expenses) Benefit
Income Tax Benefit was JPY 91.4 billion (JPY +149.5 billion, compared to Income Tax Expenses of JPY 58.1 billion in the fiscal year ended March 31, 2023). The increase was primarily due to lower pretax earnings as well as a tax expense reduction of JPY 63.5 billion resulting from the reversal of the income taxes payable in excess of the settlement with the Irish Revenue Commissioners with respect to a tax assessment related to the treatment of an acquisition break fee Shire received from AbbVie in 2014 ("AbbVie Break Fee Settlement"). These increases were partially offset by the tax charges from legal entity restructuring and the reassessment of recoverability of deferred tax assets.
Net Profit for the Year
As a result of the above factors, Net Profit for the Year was JPY 144.2 billion (JPY -172.8 billion and -54.5% AER, -57.0% CER).

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)
(iii) Results of Core Financial Measures (April 1, 2023 to March 31, 2024)
Definition of Core financial measures and Constant Exchange Rate change
Takeda uses the concept of Core financial measures for measuring financial performance. These measures are not defined by International Financial Reporting Standards (IFRS). See "Definition of Core Financial Measures, Constant Exchange Rate Change, Free Cash Flow, and U.S. Dollar Convenience Translations" in the Financial Appendix for additional information.

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
			AER		CER
	2023	2024	Amount of Change	% Change	% Change
Core revenue	4,027.5	4,263.8	236.3	5.9%	1.5%
Core operating profit	1,188.4	1,054.9	(133.5)	(11.2)%	(13.3)%
Core net profit for the year	866.4	756.9	(109.5)	(12.6)%	(15.0)%
Core EPS (yen)	558	484	(75)	(13.4)%	(15.7)%

Core Revenue
Core Revenue for the fiscal year ended March 31, 2024 was JPY 4,263.8 billion (JPY +236.3 billion and +5.9% AER, +1.5% CER). The increase is attributable to favorable foreign exchange rates and growth from business momentum primarily led by Takeda’s Growth and Launch Products* which totaled JPY 1,833.0 billion (JPY +297.2 billion and +19.3% AER, +12.8% CER).
*    Takeda’s Growth and Launch Products in FY2023
    GI: ENTYVIO, ALOFISEL, EOHILIA
    Rare Diseases: TAKHZYRO, LIVTENCITY, ADZYNMA
    PDT Immunology: Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU,
Albumin products including HUMAN ALBUMIN and FLEXBUMIN
    Oncology: ALUNBRIG, EXKIVITY (Takeda decided to voluntarily withdraw the product globally), FRUZAQLA
Other: QDENGA

Core Operating Profit
Core Operating Profit for the fiscal year ended March 31, 2024 was JPY 1,054.9 billion (JPY -133.5 billion and -11.2% AER, -13.3% CER). The components of Core Operating Profit are as below:

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
			AER		CER
	2023	2024	Amount of Change	% Change	% Change
Core revenue	4,027.5	4,263.8	236.3	5.9%	1.5%
Core cost of sales	(1,208.4)	(1,426.3)	(217.9)	18.0%	13.0%
Core selling, general and administrative (SG&A) expenses	(997.3)	(1,053.0)	(55.6)	5.6%	0.8%
Core research and development (R&D) expenses	(633.4)	(729.6)	(96.3)	15.2%	8.3%
Core operating profit	1,188.4	1,054.9	(133.5)	(11.2)%	(13.3)%

During the periods presented, these items fluctuated as follows:
Core Cost of Sales
Core Cost of Sales was JPY 1,426.3 billion (JPY +217.9 billion and +18.0% AER, +13.0% CER). The increase was primarily due to revenue growth in our key business areas with a change in product mix and the depreciation of Japanese yen as compared to the fiscal year ended March 31, 2023.

Core Selling, General and Administrative (SG&A) Expenses
Core SG&A expenses were JPY 1,053.0 billion (JPY +55.6 billion and +5.6% AER, +0.8% CER). The increase was mainly due to the depreciation of Japanese yen and investments in DD&T partially offset by various cost efficiencies.

Core Research and Development (R&D) Expenses
Core R&D expenses were JPY 729.6 billion (JPY +96.3 billion and +15.2% AER, +8.3% CER). The increase was mainly due to various investments in pipeline programs and the depreciation of Japanese yen.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)
Core Net Profit for the Year
Core Net Profit for the Year was JPY 756.9 billion ( JPY -109.5 billion and -12.6% AER, -15.0% CER) and is calculated from Core Operating Profit are as below:

	Billion JPY or percentage
	For the fiscal year ended March 31,		Change versus the previous fiscal year
			AER		CER
	2023	2024	Amount of Change	% Change	% Change
Core operating profit	1,188.4	1,054.9	(133.5)	(11.2)%	(13.3)%
Core finance income and (expenses), net	(126.6)	(142.0)	(15.4)	12.2%	13.9%
Core share of profit of investments accounted for using the equity method	0.2	5.9	5.7	―	―
Core profit before tax	1,062.0	918.8	(143.2)	(13.5)%	(16.0)%
Core income tax (expenses) benefit	(195.6)	(161.9)	33.7	(17.2)%	(20.2)%
Core net profit for the year	866.4	756.9	(109.5)	(12.6)%	(15.0)%
During the periods presented, these items fluctuated as follows:
Core Net Finance Expenses
Core Net Finance Expenses were JPY 142.0 billion (JPY +15.4 billion and +12.2% AER, +13.9% CER).

Core Share of Profit of Investments Accounted for Using the Equity Method
Core Share of Profit of Investments Accounted for Using the Equity Method was JPY 5.9 billion (JPY +5.7 billion).

Core Profit Before Tax
Core Profit Before Tax was JPY 918.8 billion (JPY -143.2 billion and -13.5% AER, -16.0% CER).

Core Income Tax (Expenses) Benefit
Core Income Tax Expenses were JPY 161.9 billion (JPY -33.7 billion and -17.2% AER, -20.2% CER) and excludes the JPY 63.5 billion impact from AbbVie Break Fee Settlement in the fiscal year ended March 31, 2024. The decrease was mainly due to lower core pretax earnings.

Core EPS
Core EPS for the fiscal year ended March 31, 2024 was JPY 484 (JPY -75 and -13.4% AER, -15.7% CER).

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)
(2) Consolidated Financial Position
Assets.
Total Assets as of March 31, 2024 were JPY 15,108.8 billion (JPY +1,151.0 billion). The increases of Goodwill, Property, Plant and Equipment, and Inventories (JPY +619.3 billion, JPY +298.5 billion, and JPY +223.4 billion, respectively) were mainly due to the effect of foreign currency translation. These increases were partially offset by a decrease in Cash and Cash Equivalents (JPY -75.7 billion).

Liabilities.
Total Liabilities as of March 31, 2024 were JPY 7,834.8 billion (JPY +231.7 billion). Total Bonds and Loans were JPY 4,843.8 billion* (JPY +461.4 billion), which increased primarily due to the effect of foreign currency translation and a net increase in commercial paper drawings in the fiscal year ended March 31, 2024. The increase of total Other Financial Liabilities (JPY +111.4 billion) was mainly due to a lease term extension in the U.S. and the effect of foreign currency translation. These increases were partially offset by decreases in Deferred Tax Liabilities, Income Tax Payable, and Trade and Other Payables. The decrease of Deferred Tax Liabilities (JPY -156.8 billion) was mainly due to amortization of intangible assets and the impact of R&D capitalization and amortization for U.S. tax purposes. The decrease of total Income Taxes Payable (JPY -142.6 billion) was mainly due to tax payments in the fiscal year ended March 31, 2024 and a reduction of payables for tax-related settlements, including AbbVie Break Fee Settlement, offset by accruals for tax on profits for the fiscal year ended March 31, 2024. The decrease of Trade and Other Payables (JPY -101.7 billion) was primarily due to payments for two agreements entered into in the fiscal year ended March 31, 2023, which were the remaining upfront payment related to the acquisition of TAK-279 from Nimbus Therapeutics, LLC (Nimbus) and the payment related to the exclusive license agreement with HUTCHMED (China) Limited (HUTCHMED).

* The carrying amount of Bonds was JPY 4,092.9 billion and Loans was JPY 750.9 billion as of March 31, 2024. Breakdown of Bonds and Loans' carrying amount is as follows.
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US dollar denominated senior notes (USD 1,301 million)	June 2015	June 2025 ~ June 2045	198.1
Unsecured US dollar denominated senior notes (USD 3,000 million)	September 2016	September 2026	439.7
Unsecured Euro denominated senior notes (EUR 3,000 million)	November 2018	November 2026 ~ November 2030	487.4
Unsecured US dollar denominated senior notes (USD 1,750 million)	November 2018	November 2028	263.7
Hybrid bonds (subordinated bonds)	June 2019	June 2079	499.6
Unsecured US dollar denominated senior notes (USD 7,000 million)	July 2020	March 2030 ~ July 2060	1,053.7
Unsecured Euro denominated senior notes (EUR 3,600 million)	July 2020	July 2027 ~ July 2040	584.1
Unsecured JPY denominated senior bonds	October 2021	October 2031	249.5
Commercial paper	February 2024 ~ March 2024	May 2024 ~ June 2024	317.0
Total			4,092.9

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)
Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Syndicated loans	April 2016	April 2026	100.0
Syndicated loans	April 2017	April 2027	113.5
Syndicated loans (USD 1,500 million)	April 2017	April 2027	227.0
Syndicated loans	April 2023	April 2030	100.0
Bilateral loans	March 2016 ~ March 2023	April 2024 ~ March 2029	210.0
Other			0.4
Total			750.9

On April 26, 2023, Takeda repaid JPY 100.0 billion in Syndicated Loans falling due and on the same day entered into new Syndicated Loans of JPY 100.0 billion maturing on April 26, 2030. Following this, Takeda redeemed USD 1,000 million of unsecured senior notes issued in September 2016 on their maturity date of September 23, 2023. Furthermore, Takeda redeemed USD 500 million of unsecured senior notes issued in November 2018 on their maturity date of November 26, 2023. Takeda had short term commercial paper drawings outstanding of JPY 317.0 billion as of March 31, 2024.
Equity.
Total Equity as of March 31, 2024 was JPY 7,274.0 billion (JPY +919.3 billion). The increase of Other Components of Equity (JPY +1,001.2 billion) was mainly due to fluctuation in currency translation adjustments reflecting the depreciation of Japanese yen. This increase was partially offset by a decrease in Retained Earnings (JPY -149.9 billion) mainly due to the decrease of JPY 287.8 billion related to dividends payments while Net Profit for the Year contributed to an increase.

(3) Consolidated Cash Flows
Billion JPY

	For the fiscal year ended March 31,
	2023	2024
Net cash from (used in) operating activities	977.2	716.3
Net cash from (used in) investing activities	(607.1)	(463.9)
Net cash from (used in) financing activities	(709.1)	(354.4)
Net increase (decrease) in cash and cash equivalents	(339.1)	(101.9)
Cash and cash equivalents at the beginning of the year	849.7	533.5
Effects of exchange rate changes on cash and cash equivalents	22.9	26.2
Cash and cash equivalents at the end of the year	533.5	457.8
Net cash from operating activities
Net cash from operating activities for the fiscal year ended March 31, 2024 was JPY 716.3 billion (JPY -260.8 billion). The decrease was due to unfavorable impacts from Changes in Assets and Liabilities, mainly driven by changes in Provision, and unfavorable impacts from a lower net profit for the year adjusted for non-cash items and other adjustments, which was partially offset by Other, Net.
Net cash used in investing activities
Net cash used in investing activities for the fiscal year ended March 31, 2024 was JPY 463.9 billion (JPY -143.2 billion). The decrease was mainly due to a decrease in Acquisition of Intangible Assets (JPY -187.7 billion)*.
* USD 3.0 billion was paid to Nimbus for the acquisition of TAK-279 in the fiscal year ended March 31, 2023 while USD 1.0 billion and USD 0.4 billion were paid to Nimbus for the acquisition of TAK-279 and to HUTCHMED for the exclusive license agreement for FRUZAQLA, respectively, in the fiscal year ended March 31, 2024.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)
Net cash used in financing activities
Net cash used in financing activities for the fiscal year ended March 31, 2024 was JPY 354.4 billion (JPY -354.7 billion). The decrease was mainly due to a net increase of JPY 237.0 billion in commercial paper drawings, a net decrease of JPY 60.9 billion in redemption of bonds, and the settlement of cross currency interest rate swaps related to bonds in the fiscal year ended March 31, 2024.

(4) Other
Tax Assessment Settlement with Irish Revenue Commissioners
Shire received a tax assessment from the Irish Revenue Commissioners (“Irish Revenue”) on November 28, 2018 for EUR 398 million. This assessment relates to the tax treatment of the USD 1,635 million break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014. Shire was acquired by Takeda in January 2019. Takeda appealed the assessment to the Tax Appeals Commission (“TAC”) and the appeal was heard by the TAC in late 2020. On July 30, 2021, Takeda received a ruling on the matter from the TAC, with the TAC ruling in favor of the Irish Revenue and recorded an income taxes payable for the case. Subsequently, on October 17, 2023, Takeda agreed with the Irish Revenue to settle the tax assessment for EUR 130 million including interest and without penalties, as a full and final settlement of all liabilities in relation to the receipt of the break fee. As a result, Takeda reversed its income taxes payable in excess of the settlement amount of EUR 130 million and recorded JPY 63.5 billion reduction to tax expenses in the fiscal year ended March 31, 2024. Takeda made a payment in the settlement in the fiscal year ended March 31, 2024.
AbbVie Supply Agreement Litigation
In November 2020, AbbVie brought suit against Takeda Pharmaceutical Company Limited (“Takeda”) in Delaware Chancery Court alleging Takeda breached its agreement with AbbVie related to the supply of LUPRON in the U.S. due to shortages arising from quality issues the U.S. Food & Drug Administration identified concerning Takeda’s production facility in Hikari, Japan as part of a Form 483 issued in November 2019 and a Warning Letter issued in June 2020. In the litigation, AbbVie sought both preliminary injunctive relief and monetary damages. In September 2021, the court issued an order denying AbbVie’s request for injunctive relief. The court subsequently issued a decision finding Takeda in breach of the supply agreement. In September 2023, the court issued a decision regarding the quantification of AbbVie’s monetary damages and subsequently entered judgment in December 2023. In accordance with the judgment, Takeda paid USD 505 million, including interest, in March 2024 with a total financial impact of JPY 26.4 billion loss in other operating expenses and JPY 7.1 billion in finance expenses for the interest for the fiscal year ended March 31, 2024.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)
(5) Outlook for the Fiscal Year Ending March 31, 2025
Consolidated reported forecast for the fiscal year ending March 31, 2025 (FY2024) is as below:
Consolidated Reported Forecast for the Fiscal Year Ending March 31, 2025 (FY2024)

			Billion JPY or percentage
	FY2023 Actual Results	FY2024 Forecast	Change versus the previous year
Revenue	4,263.8	4,350.0	86.2	2.0%
Gross Profit	2,837.1	2,850.0	12.9	0.5%
Operating profit	214.1	225.0	10.9	5.1%
Profit before tax	52.8	55.0	2.2	4.2%
Net profit for the year (attributable to owners of the Company)	144.1	58.0	(86.1)	(59.7)%
EPS (JPY)	92.09	36.70	(55.39)	(60.1)%
Core Revenue	4,263.8	4,350.0	86.2	2.0%
Core Operating Profit	1,054.9	1,000.0	(54.9)	(5.2)%
Core EPS (JPY)	484	431	(53)	(10.9)%

[Revenue]
Takeda expects FY2024 revenue to be JPY 4,350.0 billion, an increase of JPY 86.2 billion, or 2.0%, from FY2023. The continued decline of products experiencing generic competition, including VYVANSE in the U.S., is expected to be largely mitigated by expansion of Growth and Launch Products, including ENTYVIO, immunoglobulin products, and new products such as QDENGA, FRUZAQLA, and EOHILIA. In addition, the foreign exchange assumption rates for major currencies reflect the depreciation of the Japanese yen versus FY2023 actual rates, which results in a favorable year-on-year impact on revenue.
Because Takeda does not expect any significant non-core items that require adjustment in its revenue forecast, the Core revenue forecast for FY2024 is the same as the reported revenue forecast.
[Operating Profit]
Operating Profit is expected to increase by JPY 10.9 billion, or 5.1%, to JPY 225.0 billion. While various cost efficiency initiatives will continue, we will also actively make investments for new product launches and in data, digital, and technology. There will also be a modest increase in R&D expenses to support our late-stage pipeline. Other operating expenses are expected to be JPY 200.0 billion, including JPY 140.0 billion of restructuring expense which is primarily related to the enterprise-wide efficiency program scheduled to start from FY2024. Operating Profit growth versus FY2023 also benefits from a lower assumption for impairment losses on intangible assets associated with products, with JPY 50.0 billion included in our FY2024 forecast compared to JPY 130.6 billion booked in FY2023.
Core Operating Profit is expected to be JPY 1,000.0 billion, a decrease of JPY 54.9 billion JPY, or 5.2%.
[Net profit for the year (attributable to owners of the Company)]
Net profit for the year (attributable to owners of the Company) is expected to be JPY 58.0 billion, a decrease of JPY 86.1 billion, or 59.7%, mainly reflecting significant one-time tax expense reduction booked in FY2023 and resulting less tax benefit in FY2024 compared to FY2023. Profit Before Tax is expected to increase by JPY 2.2 billion, or 4.2%, to JPY 55.0 billion, reflecting an increase in net finance income and expenses, which partially offset the expected increase in Operating Profit of JPY 10.9 billion.
Reported EPS is expected to be JPY 36.70, a decrease of JPY 55.39, or 60.1%, and Core EPS is expected to be JPY 431, a decrease of JPY 53, or 10.9%.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)
Major assumptions used in preparing the FY2024 Reported Forecast

		Billion JPY or percentage
	FY2023 Actual Results	FY2024 Forecast
FX rates	1 USD = 144 JPY 1 Euro = 156 JPY 1 RUB = 1.6 JPY 1 CNY = 20.1 JPY 1 BRL = 29.1 JPY	1 USD = 150 JPY 1 Euro = 160 JPY 1 RUB = 1.6 JPY 1 CNY = 20.9 JPY 1 BRL = 30.4 JPY
Cost of Sales	(1,426.7)	(1,500.0)
SG&A Expenses	(1,053.8)	(1,080.0)
R&D expenses	(729.9)	(770.0)
Amortization of intangible assets associated with products	(521.5)	(540.0)
Impairment of intangible assets associated with products*1	(130.6)	(50.0)
Other operating income	19.4	15.0
Other operating expenses*2	(206.5)	(200.0)
Other Core Operating Profit adjustments	(1.5)	—
Finance income and (expenses), net	(167.8)	(172.0)
Adjusted free cash flow*3	283.4	350.0 - 450.0
Capital expenditures (cash flow base)	(480.7)	(380.0 - 420.0)
Depreciation and amortization (excluding intangible assets associated with products)	(206.5)	(205.0)
Cash tax rate on adjusted EBITDA (excluding divestitures)	~15%	Mid teen %
*1 Includes in-process R&D.
*2 JPY 140.0 billion of restructuring expense which is primarily related to the enterprise-wide efficiency program is included in FY2024 Forecast.
*3 Starting from FY2024, we will i) change the title of free cash flow as currently represented to “Adjusted free cash flow” and ii) report “Free cash flow” as cash flows from operating activities less acquisition of property, plant and equipment.
Management Guidance
Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance.

FY2024 Management Guidance CER % Change*4
Core Revenue	Flat to slightly declining
Core Operating Profit	Approx 10% decline
Core EPS	Mid-10s% decline
*4 Please refer to “Definition of Core Financial Measures, Constant Exchange Rate Change, Free Cash Flow, and U.S. Dollar Convenience Translations” in the Financial Appendix for the definition.
Other assumptions used in preparing the FY2024 Reported Forecast and the Management Guidance
The FY2024 reported forecast and the management guidance assume global VYVANSE sales of JPY 225.0 billion, a year-on-year decline of JPY 198.2 billion (49% decline at CER).
Forward looking statements
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)
(6) Capital Allocation Policy and Dividends for the Fiscal Year Ended March 31, 2024 and Ending March 31, 2025
(i) Capital Allocation Policy
Guided by our vision to discover and deliver life-transforming treatments, and with a focus on maintaining solid investment grade credit ratings, we will allocate capital to deliver sustainable value to patients and attractive returns to our shareholders.
Takeda's policy in the allocation of capital is as follows:
• Invest in growth drivers; and
• Shareholder returns.
In respect of "Invest in growth drivers", Takeda makes strategic investments in internal and external opportunities to enhance the pipeline, new product launches, and plasma-derived therapies. With regard to "Shareholder returns", Takeda has adopted a progressive dividend policy of increasing or maintaining the annual dividend per share each year, alongside share buybacks when appropriate.

(ii) Dividend
Takeda is strongly committed to shareholder returns with the dividend as a key component.
[FY2023] 188 yen per share
Year-end dividend per share: 94 yen
Together with the interim dividend of 94 yen per share, the annual dividend will be 188 yen per share.
[FY2024 guidance] 196 yen per share

2. Management Policy
(1)Basic Management Policy
Our corporate philosophy tells the rich story of Takeda - who we are, what we do, how we do it, and why it matters. From our founding more than 240 years ago to today, we serve patients with integrity that also benefits society.
Our imperatives - Patient-People-Planet, powered by Data, Digital and Technology (DD&T), direct where Takeda must focus to deliver on our purpose and vision, guided by our values.
Purpose
“Better health for people, brighter future for the world.”
Vision
Our vision is to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet.
Values: Takeda-ism
We are guided by our values of Takeda-ism, which incorporate Integrity, Fairness, Honesty and Perseverance, with Integrity at the core. They are brought to life through actions based on Patient-Trust-Reputation-Business, in that order.
Imperatives
We honor our responsibility to patients, colleagues and other stakeholders as well as the communities where we operate. Our imperatives help us realize our vision and purpose.
Patient
•We responsibly translate science into highly innovative, life-transforming medicines and vaccines, and accelerate access to improve lives worldwide.
People
•We create an exceptional people experience.
Planet
•We protect our planet.
Unleash the Power of Data and Digital
•We strive to transform Takeda into the most trusted, data-driven, outcomes-based biopharmaceutical company.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)

Our ambition is to be the most trusted, science-driven, digital biopharmaceutical company. Through our core business, Takeda creates long-term value for patients, shareholders and society while also sustaining positive impact for our people, communities, and the planet.

(2) Business Environment, Mid- to Long-Term Business Strategy and Issues to Be Addressed
Business Environment
We believe that we need to navigate geopolitical uncertainty, rising healthcare costs, and rapid advancement of technology to ensure that we deliver on our vision.
At the geopolitical level, risks are intensifying, with ongoing conflicts in Ukraine and the Middle East together with continued tensions between China and the U.S., EU and other countries creating an uncertain outlook for the global economy. As a global company, we need to be constantly attentive to the changing economic environment and attendant risks and adapt our business strategy accordingly.
The business environment in which we operate is also influenced by government health care policies. While medical innovation in recent years has improved health care outcomes, spending on health care has for decades needed to rise faster than the gross domestic product and gross domestic incomes of developed countries due to aging populations, lifestyle changes and the availability of more advanced solutions for complex diseases. Consequently, payers are becoming increasingly selective in determining which treatments will be reimbursed. National governments are promoting generic and biosimilar alternatives and are increasing downward pressure on drug prices. In the United States, the Inflation Reduction Act (IRA), while offering some positives for Medicare patients such as greater predictability in out-of-pocket prescription expenses, establishes an unprecedented government price-setting system for medicines that could potentially result in declines in R&D investment in the country. Meanwhile, widening gaps in access to care further demonstrate the need for better access and policies to address health inequity. We believe that a transition away from the current prevailing fee-for-service model and toward value-based health care – an approach that pays for outcomes and care quality – could slow the pace of rising health care costs while expanding coverage and improving equity.
The rapid advancement of technology must also be factored in to strategic planning. We believe that the pace of innovation in the global pharmaceutical industry continues to accelerate, enhanced by medical technologies such as immunotherapies in oncology and cell and gene therapy and, more recently, by the rapid adoption of artificial intelligence (AI). The potential to develop AI-enabled innovations to help individuals manage their disease and treatments is vast and we believe that this technology could transform how the pharmaceutical industry operates.
With these and other factors influencing the external business environment, our commitment to patients and the work we do to support them is even more important.

Patient
We pursue life-transforming science and focus on the highest unmet medical need, both in rare and more prevalent conditions. Our research programs are based on targets with strong human validation and represent diverse modalities. We leverage DD&T broadly, from accelerating the pipeline to driving quality and efficiency in manufacturing, to enhancing interactions with health care practitioners and patients.
AI is increasingly incorporated into the design of what we create to support patient experiences. Examples include our joint projects with Massachusetts Institute of Technology (MIT) to use AI to help accelerate diagnosis of rare diseases, such as Fabry disease; leveraging AI platforms to personalize the way we engage with physicians and improving diversity and data collection in clinical trials. We are intentional in looking at how we use technology in an ethical manner while trying to predict the regulatory environment in the future. We believe the potential to develop AI-enabled innovations to help individuals manage their disease and treatments is vast.
In the fiscal year ended March 31, 2024 (FY2023), we received nine approvals from the U.S. Food and Drug Administration (FDA), including three new molecular entities: FRUZAQLA for the treatment of metastatic colorectal cancer; ADZYNMA for patients with congenital thrombotic thrombocytopenic purpura (cTTP); and EOHILIA for eosinophilic esophagitis. For more information on our major activities and progress on R&D from April 2023 to date, please see our discussion of Pipeline and R&D Activities in our Quarterly Financial Report for the Year Ended March 31, 2024.
We continue to see momentum in our Growth & Launch Product portfolio. ENTYVIO is our number-one product by revenue and we launched our subcutaneous administration in the U.S. for maintenance therapy in moderate-to-severely active ulcerative colitis and Crohn's disease, providing more flexibility and choice to patients.
We are also encouraged by the global progress of our dengue vaccine QDENGA since first launching a little over a year ago. QDENGA is now available in more than 20 markets across the world, including many endemic countries where the need is highest. In 2023, there was an upsurge in dengue cases globally, with the disease spreading into previously unaffected regions.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)
We are now working to expand production and ensure cooperation with communities worldwide who need QDENGA to combat the increase in dengue prevalence.
To help us achieve our target to supply 100 million doses annually by 2030 we have entered into a manufacturing partnership agreement with Biological E. Limited (BE) in India that builds upon existing capabilities at our facility in Singen, Germany and our long-term contract manufacturing partnership with IDT Biologika GmbH in Germany. BE will manufacture up to 50 million doses of QDENGA per annum.

People
We recognize that no matter how far science and technology advance, meaningful change is always driven by people. Our intention is to create an inclusive workplace through diversity, equity, and inclusion (DE&I) initiatives, promote life-long learning, talent development and career growth, and reinforce our values-based culture, and prioritize employee well-being, which enable us to discover and deliver life-transforming treatments and vaccines for patients and communities.
Our culture is one of belonging, engaging our people who originate from over 80 countries and who represent a wide range of backgrounds and experiences. Takeda embraces diversity and strives to provide equitable opportunities for patients and employees. Takeda has increased its investment in DE&I, including the expansion of the Global DE&I Council, which focuses on strategic direction, relationship-building, and efforts to address health disparities and inequities on a global scale.
Life-long learning and career growth enhance employee motivation and expertise, leads to new ideas, and results in value creation for patients. We are upskilling employees and building in-house capabilities to create an agile and resilient organization that is positioned for long-term sustainable growth. Our new Career Navigator platform uses AI to show personalized internal positions and mentoring and learning opportunities so our people can reach their highest potential. We are also leveraging the rapid technological advancements shaping our sector today and investing in the digital skills of our people for the future of health care.
As part of an initiative to improve work environment, we have transformed Takeda offices into ‘Takeda Community Spaces’ centered around employee well-being and learning. These spaces are designed for maximizing in-person interactions, where people can focus, collaborate and connect more closely in a sustainable environment. Takeda has partnered with Thrive, a behavioral health platform, to help our employees improve their overall well-being, build mental resilience and increase productivity. These components help us to build an exceptional people experience that promotes well-being and performance, embraces flexibility and emphasizes the value of regular face-to-face interactions.

Planet
The reality of climate change must now be factored into the decision-making processes of every business. Public health is integrally linked to the impacts of climate change and, as temperatures rise, there will be challenges related to climate-accelerated diseases and access to care for patients in impacted regions.
Takeda is committed to delivering a high standard of environmental leadership, recognizing that climate change and pollution both impact human health. It is not enough to just work towards a healthier population – we need a healthier planet as well to realize our purpose. We are taking action to reduce our environmental impact on many fronts by prioritizing clean energy solutions, progressing toward net-zero targets and working to eliminate greenhouse gas (GHG) emissions from our entire value chain. While Takeda has maintained carbon neutrality through FY2022, in FY2024 we have transitioned away from carbon neutrality as a climate goal and are focusing resources on initiatives that advance our net-zero roadmap while continuing to invest in nature-based carbon removal projects in projects beyond our value chain. We are working to achieve net-zero GHG emissions in our operations by 2035 and across our value chain by 2040 in accordance with the Science Based Targets initiative's Corporate Net-Zero Standard, conserving natural resources, and designing our products with sustainability principles in mind.
We continue to make notable progress towards our GHG emissions goals and have issued Environmental Sustainability Improvement Plans for several commercial products. For example, we are pioneering the use of CMYK (cyan, magenta, yellow and key plate (black)) printing in Japan and plan to roll out this program globally. This switch is expected to reduce waste of unused ink in the supplier’s printing process, as well as the amount of solvents necessary to clean the printing machine and the amount of waste generated during changeover between different packaging. Furthermore, 52% of all secondary packaging for our products is now made from Forest Stewardship Council-certified or recycled content paper or paperboard.
In October 2023, we announced the opening of our BioLife plasma donation center in Linz, Austria, which is the first of our centers designed to operate as a zero-GHG emissions facility. Also in Austria, at our largest production site in Vienna we introduced a groundbreaking heat pump system that will reduce GHG emissions in the production area where it is installed by up to 90 percent.
DD&T is also a key enabler of our environmental efforts. At our manufacturing site in Osaka we reduced distilled water consumption by approximately 460,000 liters per year, leading to a reduction of over two million liters in freshwater consumption annually, by installing sensors and monitors at every point of water use and analyzing the combined data to find

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)
ways to optimize water volumes and standardize best practices. Similar projects have been undertaken to reduce electricity consumption and increase our use of solar and other green energy sources.

Financial Performance
Takeda plans and manages financial profiles based on future forecasts and has a strong financial foundation that enhances inflation resilience and minimizes exposure to interest rate increases.
Our financial foundation enables us to nurture a diverse pipeline with approximately 30 clinical stage medicines driven by our in-house R&D engine and through more than 200 partnerships. With our free cash flow, driven by financial discipline, we are also reinforcing our long-term growth potential through strategic investments in internal and external opportunities to strengthen the pipeline.
Our R&D organization has delivered momentum across our mid- and late-stage pipeline with the approvals of FRUZAQLA, ADZYNMA and EOHILIA, and the advancement of our most highly prioritized programs, zasocitinib (TAK-279) and TAK-861, which represent significant potential commercial opportunities.
Zasocitinib is a highly selective, oral allosteric tyrosine kinase 2 (TYK2) inhibitor that has the potential to offer best-in-class treatment for patients with psoriasis and other immune-mediated inflammatory diseases, including psoriatic arthritis and inflammatory bowel disease (IBD). We continue to advance the development of zasocitinib, having initiated two Phase 3 psoriasis trials, and aim to file a regulatory submission in psoriasis between FY2026 and FY2027.
TAK-861 is our lead orexin receptor 2 agonist, with the potential to address the underlying pathophysiology of narcolepsy. In February 2024, we made the decision to advance TAK-861 to Phase 3 development in narcolepsy type 1, further reinforcing our efforts to deliver growth into the next decade.
While we are facing short-term headwinds primarily due to the loss of exclusivity for VYVANSE (for attention deficit hyperactivity disorder) in the U.S., we believe our Growth and Launch Products* will drive topline growth in the medium-to-long term. In 2023, we raised our peak sales estimate for ENTYVIO (for ulcerative colitis and Crohn’s disease) to USD 7.5 to 9.0 billion, based on its sustained global sales growth potential and our updated assumption for the timing of biosimilar competition. We expect that this momentum will be further boosted by new product launches.
In the medium-to-long term, we aim to return to low to mid-30% Core Operating Profit margin and maintain strong cash flow generation. We plan to continue to allocate cash flow towards internal and external opportunities to enhance the pipeline, new product launches and PDT, and towards delivering on our commitment to shareholder returns.

* Takeda’s Growth and Launch Products for FY2024:
GI:        ENTYVIO, EOHILIA
Rare Diseases:    TAKHZYRO, LIVTENCITY, ADZYNMA
PDT:         Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU,
Albumin products including HUMAN ALBUMIN and FLEXBUMIN
Oncology:    ALUNBRIG, FRUZAQLA
Vaccines:    QDENGA

3. Basic Approach to the Selection of Accounting Standards
Takeda has been applying International Financial Reporting Standards ("IFRS") since the fiscal year ended March 31, 2014 with the aim of improving the comparison of financial information with global pharmaceutical companies, increasing financing options, and allowing Takeda to unify accounting treatment across the group.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)
4. Consolidated Financial Statements [IFRS] and Major Notes
(1) Consolidated Statements of Profit or Loss

	JPY (millions)
	For the year ended March 31,
	2023	2024
Revenue	4,027,478	4,263,762
Cost of sales	(1,244,072)	(1,426,678)
Selling, general and administrative expenses	(997,309)	(1,053,819)
Research and development expenses	(633,325)	(729,924)
Amortization and impairment losses on intangible assets associated with products	(542,443)	(652,117)
Other operating income	25,424	19,379
Other operating expenses	(145,247)	(206,527)
Operating profit	490,505	214,075
Finance income	62,913	52,093
Finance expenses	(169,698)	(219,850)
Share of profit (loss) of investments accounted for using the equity method	(8,630)	6,473
Profit before tax	375,090	52,791
Income tax (expenses) benefit	(58,052)	91,406
Net profit for the year	317,038	144,197
Attributable to:
Owners of the Company	317,017	144,067
Non-controlling interests	21	130
Net profit for the year	317,038	144,197
Earnings per share (JPY)
Basic earnings per share	204.29	92.09
Diluted earnings per share	201.94	91.16

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)
(2) Consolidated Statements of Comprehensive Income

	JPY (millions)
	For the year ended March 31,
	2023	2024
Net profit for the year	317,038	144,197
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	(2,654)	2,309
Remeasurement of defined benefit pension plans	17,752	(5,002)
	15,098	(2,693)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	618,773	968,842
Cash flow hedges	(21,451)	23,456
Hedging cost	(16,993)	7,197
Share of other comprehensive loss of investments accounted for using the equity method	(892)	(1,793)
	579,437	997,702
Other comprehensive income for the year, net of tax	594,535	995,009
Total comprehensive income for the year	911,574	1,139,206
Attributable to:
Owners of the Company	911,529	1,139,033
Non-controlling interests	45	173
Total comprehensive income for the year	911,574	1,139,206

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)
(3) Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2023	As of March 31, 2024
ASSETS
Non-current assets:
Property, plant and equipment	1,691,229	1,989,777
Goodwill	4,790,723	5,410,067
Intangible assets	4,269,657	4,274,682
Investments accounted for using the equity method	99,174	89,831
Other financial assets	279,683	340,777
Other non-current assets	63,325	51,214
Deferred tax assets	366,003	393,865
Total non-current assets	11,559,794	12,550,212
Current assets:
Inventories	986,457	1,209,869
Trade and other receivables	649,429	668,403
Other financial assets	20,174	15,089
Income taxes receivable	32,264	29,207
Other current assets	160,868	168,875
Cash and cash equivalents	533,530	457,800
Assets held for sale	15,235	9,337
Total current assets	2,397,956	2,558,580
Total assets	13,957,750	15,108,792

LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	4,042,741	4,476,501
Other financial liabilities	534,269	687,833
Net defined benefit liabilities	127,594	143,882
Income taxes payable	24,558	4,381
Provisions	55,969	14,373
Other non-current liabilities	65,389	80,938
Deferred tax liabilities	270,620	113,777
Total non-current liabilities	5,121,138	5,521,684
Current liabilities:
Bonds and loans	339,600	367,251
Trade and other payables	649,233	547,521
Other financial liabilities	185,537	143,421
Income taxes payable	232,377	109,906
Provisions	508,360	524,420
Other current liabilities	566,689	619,174
Liabilities held for sale	144	1,410
Total current liabilities	2,481,940	2,313,103
Total liabilities	7,603,078	7,834,788

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)

	JPY (millions)
	As of March 31, 2023	As of March 31, 2024
EQUITY
Share capital	1,676,345	1,676,596
Share premium	1,728,830	1,747,414
Treasury shares	(100,317)	(51,259)
Retained earnings	1,541,146	1,391,203
Other components of equity	1,508,119	2,509,310
Equity attributable to owners of the Company	6,354,122	7,273,264
Non-controlling interests	549	741
Total equity	6,354,672	7,274,005
Total liabilities and equity	13,957,750	15,108,792

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)
(4) Consolidated Statements of Changes in Equity

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2022	1,676,263	1,708,873	(116,007)	1,479,716	984,141	22,068
Effect of hyperinflation				(1,960)	4,121
Restated opening balance	1,676,263	1,708,873	(116,007)	1,477,756	988,263	22,068
Net profit for the year				317,017
Other comprehensive income (loss)					617,866	(2,663)
Comprehensive income (loss) for the year	—	—	—	317,017	617,866	(2,663)
Transactions with owners:
Issuance of new shares	82	82
Acquisition of treasury shares		(5)	(27,060)
Disposal of treasury shares		0	0
Dividends				(278,313)
Transfers from other components of equity				24,687		(6,935)
Share-based compensation		62,670
Exercise of share-based awards		(42,791)	42,749
Total transactions with owners	82	19,956	15,689	(253,626)	—	(6,935)
As of March 31, 2023	1,676,345	1,728,830	(100,317)	1,541,146	1,606,128	12,470

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2022	(65,901)	(6,135)	—	934,173	5,683,019	504	5,683,523
Effect of hyperinflation				4,121	2,161		2,161
Restated opening balance	(65,901)	(6,135)	—	938,294	5,685,180	504	5,685,684
Net profit for the year				—	317,017	21	317,038
Other comprehensive income (loss)	(21,451)	(16,993)	17,752	594,512	594,512	24	594,535
Comprehensive income (loss) for the year	(21,451)	(16,993)	17,752	594,512	911,529	45	911,574
Transactions with owners:
Issuance of new shares				—	164		164
Acquisition of treasury shares				—	(27,065)		(27,065)
Disposal of treasury shares				—	1		1
Dividends				—	(278,313)		(278,313)
Transfers from other components of equity			(17,752)	(24,687)	—		—
Share-based compensation				—	62,670		62,670
Exercise of share-based awards				—	(42)		(42)
Total transactions with owners	—	—	(17,752)	(24,687)	(242,586)	—	(242,586)
As of March 31, 2023	(87,352)	(23,127)	—	1,508,119	6,354,122	549	6,354,672

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)

	JPY (millions)
	Equity attributable to owners of the Company
					Other components of equity
	Share capital	Share premium	Treasury shares	Retained earnings	Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2023	1,676,345	1,728,830	(100,317)	1,541,146	1,606,128	12,470
Net profit for the year				144,067
Other comprehensive income (loss)					967,279	2,036
Comprehensive income (loss) for the year	—	—	—	144,067	967,279	2,036
Transactions with owners:
Issuance of new shares	251	251
Acquisition of treasury shares			(2,367)
Disposal of treasury shares		0	0
Dividends				(287,785)
Changes in ownership
Transfers from other components of equity				(6,226)		1,224
Share-based compensation		69,836
Exercise of share-based awards		(51,503)	51,426
Total transactions with owners	251	18,584	49,059	(294,011)	—	1,224
As of March 31, 2024	1,676,596	1,747,414	(51,259)	1,391,203	2,573,407	15,729

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2023	(87,352)	(23,127)	—	1,508,119	6,354,122	549	6,354,672
Net profit for the year				—	144,067	130	144,197
Other comprehensive income (loss)	23,456	7,197	(5,002)	994,966	994,966	44	995,009
Comprehensive income (loss) for the year	23,456	7,197	(5,002)	994,966	1,139,033	173	1,139,206
Transactions with owners:
Issuance of new shares				—	502		502
Acquisition of treasury shares				—	(2,367)		(2,367)
Disposal of treasury shares				—	1		1
Dividends				—	(287,785)		(287,785)
Changes in ownership				—	—	18	18
Transfers from other components of equity			5,002	6,226	—		—
Share-based compensation				—	69,836		69,836
Exercise of share-based awards				—	(77)		(77)
Total transactions with owners	—	—	5,002	6,226	(219,892)	18	(219,873)
As of March 31, 2024	(63,896)	(15,930)	—	2,509,310	7,273,264	741	7,274,005

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)
(5) Consolidated Statements of Cash Flows

	JPY (millions)
	For the year ended March 31,
	2023	2024
Cash flows from operating activities:
Net profit for the year	317,038	144,197
Depreciation and amortization	664,400	728,002
Impairment losses	64,394	150,017
Equity-settled share-based compensation	60,672	70,871
Loss on sales and disposal of property, plant and equipment	10	6,052
Gain on divestment of business and subsidiaries	(6,807)	(7,832)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	3,991	20,757
Finance (income) and expenses, net	106,785	167,757
Share of loss (profit) of investments accounted for using the equity method	8,630	(6,473)
Income tax expenses (benefit)	58,052	(91,406)
Changes in assets and liabilities:
Decrease in trade and other receivables	75,127	15,104
Increase in inventories	(79,155)	(115,743)
Decrease in trade and other payables	(84,804)	(9,895)
Increase (decrease) in provisions	31,899	(126,901)
Increase (decrease) in other financial liabilities	31,669	(18,568)
Other, net	(88,778)	(7,556)
Cash generated from operations	1,163,122	918,383
Income taxes paid	(198,439)	(219,941)
Tax refunds and interest on tax refunds received	12,473	17,902
Net cash from operating activities	977,156	716,344
Cash flows from investing activities:
Interest received	5,054	11,161
Dividends received	3,562	13,191
Acquisition of property, plant and equipment	(140,657)	(175,420)
Proceeds from sales of property, plant and equipment	962	8,606
Acquisition of intangible assets	(493,032)	(305,310)
Acquisition of investments	(10,151)	(6,766)
Proceeds from sales and redemption of investments	22,254	8,021
Proceeds from sales of business, net of cash and cash equivalents divested	7,958	19,959
Payments for the settlement of forward exchange contracts designated as net investment hedges	—	(33,300)
Other, net	(3,052)	(4,003)
Net cash used in investing activities	(607,102)	(463,862)

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)

	JPY (millions)
	For the year ended March 31,
	2023	2024
Cash flows from financing activities:
Net increase in short-term loans and commercial papers	40,000	277,000
Proceeds from issuance of bonds and long-term loans	75,000	100,000
Repayments of bonds and long-term loans	(356,670)	(320,901)
Proceeds from the settlement of cross currency interest rate swaps related to bonds	—	60,063
Acquisition of treasury shares	(26,929)	(2,326)
Interest paid	(108,555)	(100,375)
Dividends paid	(279,416)	(287,188)
Repayments of lease liabilities	(43,401)	(54,586)
Other, net	(9,178)	(26,102)
Net cash used in financing activities	(709,148)	(354,416)
Net decrease in cash and cash equivalents	(339,094)	(101,934)
Cash and cash equivalents at the beginning of the year	849,695	533,530
Effects of exchange rate changes on cash and cash equivalents	22,929	26,204
Cash and cash equivalents at the end of the year	533,530	457,800

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)
(6) Notes to Consolidated Financial Statements
(Going Concern Assumption)
No events to be noted for this purpose.
(Significant Items that Form the Basis of Preparing the Consolidated Financial Statements)
1.Basis of Preparation
(1) Compliance
Since Takeda satisfies all of the criteria of the "Specified Company" prescribed in Article 1-2 of the Regulation On Terminology, Forms, and Preparation Methods of Consolidated Financial Statements (Ministry of Finance Order No.28, 1976 "Regulations for Consolidated Financial Statements"), the consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") pursuant to the provision of Article 93 of the Regulations for Consolidated Financial Statements.
(2) Basis of Measurement
The consolidated financial statements have been prepared on a historical cost basis, except for certain assets and liabilities recorded at fair value including equity investments, derivative financial instruments, and financial assets and liabilities associated with contingent consideration arrangements, and the application of hyperinflationary accounting at subsidiaries.
(3) Functional and Presentation Currency
The consolidated financial statements are presented in Japanese Yen ("JPY"), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million JPY, except when otherwise indicated. In tables with rounded figures, sums may not add up due to rounding.
2.Material Accounting Policies
During the year ended March 31, 2024, there were no new accounting standards applied by Takeda that had a significant impact on Takeda’s consolidated financial statements.
On May 23, 2023, amendments to IAS 12 Income Taxes (“IAS12”) were issued to clarify requirements relating to the International Tax Reform - Pillar Two model rules. As required by the amended IAS12, Takeda adopted immediately and retrospectively the exception to neither recognize nor disclose information about deferred tax assets and liabilities related to Pillar Two model rules. The amended IAS12 requirements to provide new disclosures regarding the exposure of Pillar Two model rules to the consolidated financial statements have been incorporated starting from the fiscal year ended March 31, 2024.
(Segment Information)
Disclosure is omitted as Takeda's reportable segment is a single segment of "Pharmaceuticals."

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Fiscal Year
Ended March 31, 2024 (Consolidated)
(Earnings Per Share)
The basis for calculating basic and diluted earnings per share (attributable to owners of the Company) is as follows:

	For the year ended March 31,
	2023	2024
Net profit for the year attributable to owners of the Company:
Net profit for the year attributable to owners of the Company JPY (millions)	317,017	144,067
Net profit used for calculation of earnings per share JPY (millions)	317,017	144,067
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [basic]	1,551,809	1,564,450
Dilutive effect (thousands of shares)	18,064	15,893
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [diluted]	1,569,872	1,580,343

Earnings per share
Basic (JPY)	204.29	92.09
Diluted (JPY)	201.94	91.16
(Significant Subsequent Events)
The Company’s Board of Directors held on May 9, 2024 approved a multi-year efficiency program, which resulted in the estimates to incur one-time restructuring expense of JPY 140.0 billion in the fiscal year ending March 31, 2025.